                                   S  A  M  E  X       M  I  N  I  N  G       C  O  R  P.

S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTC BB

NEWS RELEASE – No. 9-10

    December 17, 2010

EXPLORATION UPDATE – LOS ZORROS DISTRICT, CHILE

SAMEX is conducting a multi-project, multi-faceted exploration program at its large, wholly owned Los Zorros property holdings in Chile.  Thus far, three core drill holes have been drilled and a fourth hole is in progress.  SAMEX recently secured major funding which has facilitated a significant expansion and extension of the exploration  programs on its various projects.  While core drilling is ongoing, the Company is also preparing for a substantial geophysical survey over large portions of the Los Zorros district utilizing the Titan 24 proprietary deep-earth-imaging technology from Quantec Geoscience.

Following is an overview of the exploration progress and planned activities for various projects at Los Zorros:

Cinchado Gold Project – Three core holes have been drilled thus far.  Data evaluation is ongoing and a Titan 24 survey line has been prepared to cross over the project area and results will be incorporated together with all mapping, sampling, drilling and historic data to guide additional drilling in the Cinchado Project area.

Milagro Pampa Project – A deep core drill hole (greater than 600 meters) is currently in progress and is giving the exploration team a deeper look at an area drilled in 2004 where significant alteration and zones of anomalous copper-gold-silver were previously encountered.  Thus far the hole has encountered interesting alteration and mineralization which will be sampled and assayed.

Milagro Gold Project – Multiple drill locations are being prepared to follow up important gold-bearing mantos intersections where previous drilling encountered 97.3 meters averaging 0.302 g/t gold, including 2.579 g/t gold over 4.7 meters (see news release No. 1-05 dated January 21, 2005).  Throughout the Milagro project area, grab-samples of jasperoid outcrops and altered structural zones, that possibly represent leakage from deeper mineralization, have continued to give very encouraging geochemical results, including multiple locations of anomalous to as high as 20 g/t gold together with other important pathfinder metals also being present.

Nora Gold Project – The Nora project area had been previously sub-divided into four target zones (A, B, C, and D) based on strongly anomalous gold values in surface outcrop and trench samples.  Target zones C-D include leakage up along a fault zone which was targeted in previous drilling and led to the discovery of a breccia-hosted, high-grade intersection of 15.96 g/t gold over 7.66 meters (see news releases No. 8-05 and 9-05 dated September 9 and 14, 2005).  Access roads and multiple drill pads have been prepared along a 600-meter strike length of Zones C-D and drilling is expected to begin early in the first quarter of 2011.  Six new bulldozer trenches have been completed and sampled in other parts of the Nora Project to help extend the target zones further northward.  An additional new barite-jasperoid in-filled fault zone (Zone E) in the eastern part of the project area is in the early stages of evaluation.

Titan 24 Geophysics - The Titan 24 Magnetotellurics and IP/Resistivity is a deep-earth-imaging technology system that images conductive mineralization, disseminated mineralization, alteration, structure and geology for targeting of drill holes to depth.  Grid-lines are currently being surveyed-in for the geophysical program scheduled to begin in January 2011.   Data from the Titan 24 survey will be correlated with data from drilling to help guide exploration throughout the extensive Los Zorros district.

About Los Zorros - The Los Zorros property holding consists of multiple project areas that cover approximately 80 square kilometers within a district of scattered numerous small mines and prospects where there was sporadic attempts at small-scale production for gold and copper-silver in the past.  Systematic exploration by SAMEX has revealed that the Los Zorros district is situated at the convergence of important geologic and structural features:

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the property covers the breadth of a regional anticlinorium with bedrock of calcareous sediments and diorite sills.

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the property is diagonally crossed by an 8-kilometer-long trend of barite veins which appears to comprise an extensive sigmoidal (S-shaped) fracture system.

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the property is the locus of younger porphyry intrusions.

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clay-sericite-pyrite alteration is superposed on the porphyry intrusions in four areas that have been identified so far - much of these altered areas and parts of the barite vein swarm, are largely concealed beneath a thin veneer of gravel and wind-blown silt.  Trenching and a gravity survey have helped better outline the extent of the altered intrusions.

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the style of mineralization at Los Zorros varies from steep crosscutting veins and breccia to bedded mantos-like occurrences – hosted within sedimentary rocks outboard to the altered porphyritic intrusions.  There is widespread occurrence of gold-bearing barite veins and altered fault zones; common, widespread occurrence of  jasperoid silica; large areas/intersections of anomalous gold and the presence of important pathfinder metals (Hg, As, Sb) often found in association with gold mineralization.

Metal-laden hydrothermal fluids thought to be derived from the younger porphyritic intrusions, likely expelled out along the fault structure pathways and into favorable sedimentary intervals to form the significant gold and copper-silver mineralized areas of Cinchado, Nora, Milagro, and Milagro Pampa. There are also many outlying mineral occurrences at Los Zorros yet to be systematically explored by SAMEX including: La Florida and Lora (gold and copper-gold), Virgen de Carmen and Colorina (copper-silver; possible deeper-seated gold and copper-gold), and Salvadora and Cresta de Gallo (barite vein systems with possible deeper-seated gold and copper-gold).

What has been revealed geologically at Los Zorros is very intriguing and has provided SAMEX with strong impetus to explore for multiple precious metal deposits that may be clustered beneath the widespread precious metal occurrences in this little-explored district.

The geologic technical information in this News Release was prepared by Robert Kell, Vice-President Exploration for SAMEX MINING CORP. and Philip Southam, Geologist.  Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

“Jeffrey Dahl”

President

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.